Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ENACT Systems Inc.
6200 Stoneridge Mall Road Ste 300
Pleasanton, CA 94588
https://enact-systems.com/

Up to $999,990.90 in Common Stock at $9.65
Minimum Target Amount: $9,997.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ENACT Systems Inc.
Address: 6200 Stoneridge Mall Road Ste 300, Pleasanton, CA 94588
State of Incorporation: DE
Date Incorporated: December 21, 2012

Terms:

Equity

Offering Minimum: $9,997.40 | 1,036 shares of Common Stock
Offering Maximum: $999,990.90 | 103,626 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $9.65
Minimum Investment Amount (per investor): $241.25

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-based Perks

Extremely Early Bird - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird - Next 7 days | 5% bonus shares

Amount based Perks

$1,000+

Receive 5% bonus shares

$2,500+

Receive 10% bonus shares and Free ENGAGE App for 5 years

$5,000+

Receive 10% bonus shares, Free ENGAGE App for 5 years, and a $250 discount for solar and/or storage purchase

$10,000+

Receive 15% bonus shares, Free ENGAGE App for 5 years, and a $500 discount for solar and/or storage purchase

Note: ENGAGE App and discounts only for US states

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

ENACT will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.65 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $965. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

ENACT SYSTEMS INC ("ENACT" or the "Company") is a corporation organized under the laws of the state of Delaware that offers the leading cloud software platform for Solar and Energy Storage projects. The platform automates deployment and customer asset management for residential and commercial projects, transforming how distributed energy assets can be created with full financial transparency, reduced risk and greater customer engagement.

The Company's business model consists of SaaS subscriptions focused on end-customers as well as installers/providers, plus services revenues. It offers two SaaS-based products: ENVISION for installers, to automate remote design, sales proposals, and project management, and ENGAGE for end-customers to track their journey and live savings, as well as their complete asset ownership experience.

Our platform already processes over $1.5B of projects annually, across the US and 20+ additional countries as well as its direct-to-consumer online business now in California: ENGAGE. Solar. The award-winning Company in the fast-growing solar market has a high-margin SaaS-based, business model and a very experienced team.

The Company operates an Indian- based, majority-owned subsidiary, Enact Systems Software India PVT LTD, that was formed on January 20, 2014, for the purposes of developing its software products and hiring employees.

Competitors and Industry

Software platforms for Distributed Solar and Storage is an emerging market segment with several US companies that have raised capital and ENACT already being among the top 10 players.

One competitor Aurora Solar has been primarily focused on Solar Design only, and has a strong product competing with ENACT ENVISION primarily in the US market and just acquired Folsom Labs, another design-focused direct competitor. A third competitor Solargraf was acquired by Enphase (leading global inverter OEM), which also focused on parts of the ENVISION value proposition.

There is no direct competitor yet, that offers the entire end-to-end platform - ENVISION & ENGAGE - for both solar and energy storage projects. Some other ENGAGE competitors in the commercial space include Powerfactors, which focus on large utility-scale projects only.

Current Stage and Roadmap

The Company launched its first ENVISION product in 2017, followed by ENGAGE in 2019. We believe we are on a steady subscription revenue growth in multiple customer segments and country markets. ENACT is relaunching its next-generation end-to-end SaaS platform in 2021 with IOS and Android App versions. ENACT has also launched a new direct-to-consumer online services platform (Engage.Solar) in California that is gaining rapid traction, and opens up a marketplace business model.

In the next 12-24 months, ENACT plans to expand its product offering for both ENVISION and ENGAGE software products, as well as its online services platform (Engage.Solar). The software products will be expanded to improve coverage of a broader range of projects for solar and storage in commercial and industrial sectors, and also many more regional and country markets. Engage.Solar will also expand to cover larger parts of the US market, in top urban centers.

The Team

Officers and Directors

Name: Deep Chakraborty

Deep Chakraborty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Company growth, strategic expansion with a salary of $144,000 per annum plus bonus and stock options

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $999,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to additional institutional capital in order to support our working capital and investment requirements as we grow, as well as debt capital as and when available. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the expansion phase for our first version of our software platform and SaaS products, ENVISION and ENGAGE. Delays or cost overruns in the development of our next generation ENVISION and ENGAGE products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our Platform SaaS products and related services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ENACT SYSTEMS has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ENACT SYSTEMS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company has filed a patent and owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs

associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as State-level regulations on net metering credits that might impact the benefits of solar or storage on homes, as well as local, state or federal incentives that might change, and such related regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including cloud hosting for secure servers. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ENACT SYSTEMS or in its computer systems could reduce the attractiveness of the platform. Further, we rely on a third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ENACT SYSTEMS could harm our reputation and materially negatively impact our financial condition and business.

Regulatory risk
Regulations in the energy industry could change that reduce the attractiveness of solar or energy storage investments, for certain customer types or in certain utility territories. This could slow down the adoption of such customer assets, hurting the growth rate of the overall business model

Technology Risk
There is a risk of change in hardware and/or software technology in the renewable energy landscape that reduces the need for an independent platform provider, or need for data services from such a provider.

Technology Development Risk
Development and launch of some new products and services in our roadmap might take longer time than currently planned, leading to slower growth in sales revenue growth, and/or weaker demand for new services.

New market risk
ENACT SYSTEMS plans to launch in new markets in 2022, in different regions of the US as well as new country markets. This poses market launch risk, technology adoption and product-market risks, as the company has limited history in some of the markets.

Cybersecurity risk
The Company's platform relies on operating on the Cloud, with all data hosted on secure servers run on third-party provider networks. Such cloud infrastructure is always under threat of attack by hackers and poses Cybersecurity risk.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Deep Chakraborty	618,000	Common Stock	28.67
Deep Chakraborty	65,192	Series Seed Preferred Stock	28.67

The Company's Securities

The Company has authorized Common Stock, Seed Convertible Notes, SAFE Notes I, SAFE Notes II, SAFE Notes III, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 103,626 of Common Stock.

Common Stock

The amount of security authorized is 3,402,018 with a total of 1,655,525 outstanding.

Voting Rights

One vote for each share of common stock, held at all meetings of stockholders.

Material Rights

The total amount of Common Stock shares outstanding on a fully diluted basis, 1,655,525, includes: (1) 1,222,305 shares of Common Stock; (2) 364,950 shares to be issued pursuant to outstanding options and RSUs and (3) 68,270 shares available for issuance under the 2013 Equity Incentive Plan.

Seed Convertible Notes

The security will convert into Series seed preferred stock and the terms of the Seed Convertible Notes are outlined below:

Amount outstanding: $1,172,000.00
Maturity Date: March 31, 2017
Interest Rate: 7.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $1M raised

Material Rights

As the Seed Preferred Round was raised in March 2018, one year after the Notes matured, such holders have the voluntary right to convert to Seed Preferred Stock. Payment is required if demanded by the holder at maturity.

SAFE Notes I

The security will convert into Series a preferred stock and the terms of the SAFE Notes I are outlined below:

Amount outstanding: $390,300.00
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $9,500,000.00
Conversion Trigger: A qualified financing or change of control event

Material Rights

There are no material rights associated with SAFE Notes I.

SAFE Notes II

The security will convert into Series a preferred stock and the terms of the SAFE Notes II are outlined below:

Amount outstanding: $733,071.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $9,500,000.00
Conversion Trigger: A qualified financing or change of control event

Material Rights

There are no material rights associated with SAFE Notes II.

SAFE Notes III

The security will convert into Series a preferred stock and the terms of the SAFE Notes III are outlined below:

Amount outstanding: $215,000.00
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: A qualified financing or change of control event

Material Rights

There are no material rights associated with SAFE Notes III.

Series Seed Preferred Stock

The amount of security authorized is 2,026,166 with a total of 727,475 outstanding.

Voting Rights

Voting rights: Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter. Holders of Preferred Stock shall vote together with Common Stock holders as a single class on an as-converted basis.

Material Rights

Drag-along rights with restrictions, but no liquidation preference

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company, or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,172,500.00
  Use of proceeds: Company setup and team launch (net of conversion to Series Seed)
  Date: March 31, 2015
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,294,947.00
  Number of Securities Sold: 727,475
  Use of proceeds: Product team expansion, marketing and sales team formation
  Date: March 31, 2018
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: Sales team and Product team hires, Marketing and operations
  Date: December 31, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $56.00
  Number of Securities Sold: 56,000
  Use of proceeds: Capital reserve
  Date: December 31, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3.00

Number of Securities Sold: 3,333
Use of proceeds: Capital reserve
Date: December 31, 2020
Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $362,771.00
  Use of proceeds: Product and Sales team
  Date: December 31, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $169,600.00
  Use of proceeds: Product and Sales team
  Date: December 31, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $661,000.00
  Use of proceeds: Sales and product team
  Date: July 31, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Overall 2020 revenue (including other income of $73,414) was $600,324 which was 4.6% higher than 2019 revenue of $573,810. Please note, 2020 was a transition year for the Company as we experienced revenue growth in the US market inspite of COVID-19 related impact, while some international markets experienced customer business slowdowns affecting our overall revenue growth rate.

Cost of sales

Cost of sales in 2020 were $55,072, which was 70% higher than $20,386 in 2019. The increase in cost of sales was primarily caused by a re-allocation of customer support and third-party costs as cost of sales in 2020, versus 2019, while expanding the US market sales.

Gross margins

Gross margins in 2020 were 89.5% which was 6% lower than 96.5% in 2019. This reduced gross-margin was primarily driven by the re-allocation of 'cost of sales' line items. We expect 2021 gross margins to remain above 92% levels.

Expenses

Overall expenses in 2020 of $845,010 was 12% lower than $960,131 in 2019, due to cost savings measures adopted during the COVID-19 pandemic, specifically in the area of business travel and marketing events.

Historical results and cash flows:

Historical results in 2020 and 2019 do not represent the future growth due to several key reasons

(i) The Company raised fresh capital in Q1 2021 which has allowed higher growth rate in sign up of customers than in earlier years, as well as overall spending, and therefore overall cash flow

(ii) The overall market for Solar and Energy Storage has grown significantly in the US, driven by favorable policy by the new Administration, as well as global refocusing by Corporates on the need to adopt Climate Change mitigation measures.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2021, the Company had in excess of $150,000 in cash and current receivables, including proceeds from latest raise at $15M Cap (SAFE Notes) and additional lines of credit totaling approx $50,000 from short term lines and loans

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has chosen to raise the StartEngine campaign as an additional source of fund raise to augment it's overall financing efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company plans to raise $5M in Series A financing in 2021, and the StartEngine Campaign expects to add an additional 20% or less of capital to augment it's funding. So the StartEngine funds are not crucial for the viability of the Company, but instead represent an alternate source of growth capital in a timely manner

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the anticipated minimum raise StartEngine Campaign raise, the Company can continue to expand and operate it's business for at least 12 months at the current level of burn and revenue growth targeted. This is based on quarterly spend being $150-$250k per quarter.

How long will you be able to operate the company if you raise your maximum funding goal?

With the anticipated maximum raise StartEngine Campaign raise, the Company can continue to expand and operate it's business for at least 18 months at a higher level of burn and revenue growth targeted. This is based on quarterly spend being increased from the current $150-$250k per quarter to a new level of $250k to $500k per quarter, i.e. 80% higher spend per quarter than current levels, boosting growth rates for the Company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The primary future source of additional capital planned is new investors for the Company's Series A round of financing, targeted for the Q4 2021 timing period.

Indebtedness

- **Creditor:** Convertible notes issued to Seed investors
  Amount Owed: $1,172,500.00
  Interest Rate: 7.0%
  Maturity Date: March 31, 2017
  The interest is convertible to equity, along with the principal. The Conversion Cap is $5M and $6M on these Notes.

- **Creditor:** NB Ventures
  Amount Owed: $225,000.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2022
  Maturity date is extendable as issuer of debt is also lead investor on Seed round

- **Creditor:** Forgeahead
  Amount Owed: $267,500.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022
  Accounts Payable vendor loan which is accruing interest at 6% per annum

- **Creditor:** Multiple SAFE Notes
  Amount Owed: $1,343,371.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022
  Cap of $9.5M (some with 10% discount) and $15M (10% discount)

- **Creditor:** Deep Chakraborty
  Amount Owed: $4,600.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Deep Chakraborty
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $4600 as balance on personal loan made to the company
  Material Terms: 15% simple interesst

Valuation

Pre-Money Valuation: $22,995,950.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this

calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The Company's valuation was determined internally without a formal third-party independent evaluation. The Company determined its pre-money valuation based on an analysis of multiple factors including, but not limited to:

(i) the value of the Company's tangible and intangible assets already generating revenue with proven customers in the US market and 20+ additional country markets where solar is growing rapidly

(ii) past revenue growth of the company, using approximately ~6X multiple of total revenue generated till date or ~12X of the company's projected 2022 revenues

The Company's projected 2022 revenues is $1.9M which will be made up of $1.2M in subscription revenues and $600k in Services revenues from Engage.Solar, plus $100k in new market segments.

The Company chose 6X-12X range of revenue multiple, as it believes this to be a very conservative price. Our competitor, Aurora Solar has raised recent rounds of capital at 50X or higher multiple of revenues.

(iii) the rapidly expanding size of the company's addressable market in USA, where the Company has launched it's entire offering as of 2019 and expanding rapidly at a time when the solar market is expected to grow much faster from the historical 20-30% annual growth rate, to potentially 50-100% annual growth rate, driven by mandates from state and federal government policies.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,510,371 in convertible securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  75.0%
  We will invest in content creation and advertising in traditional and digital media platforms

- *Working Capital*
  21.5%
  We will use the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company

If we raise the over allotment amount of $999,990.90, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  We will use 25% of the funds for content creation and advertising in traditional and digital media

- *Company Employment*
  25.0%
  We will be recruiting key personnel in the Product Development team, in the area of Software Development, Analytics and Machine learning areas

- *Operations*
  24.0%
  We will use 24% of funds raised in recruiting key new hires in the Customer Success division, specifically to support the new ENGAGE.Solar direct-to-online business model

- *Working Capital*
  20.5%
  We will be investing 21.5% of the raise to cover expenses for day-to-day operations of the company

- *Start Engine Promote*
  2.0%
  We will use 2% of the funds to engage StartEngine Capital, LLC ("StartEngine Capital") to provide advertising services relating to the promotion of this offering

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://enact-systems.com/ (www.enact-systems.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/enact-systems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ENACT Systems Inc.

[See attached]

EnAct Systems, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
EnAct Systems, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 5, 2021
Vincenzo Mongio

EnAct Systems Inc.
Consolidated Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	16,132	11,055
Accounts Receivable	295,261	372,151
Other Current Assets	9,629	8,124
Total Current Assets	321,022	391,330
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	8,968	9,037
Intangible Assets: Product Development, net of Accumulated Depreciation	38,934	45,259
Intangible Assets: Acquired Intellectual Property, net of accumulated amortization	270,201	-
Total Non-Current Assets	318,103	54,296
TOTAL ASSETS	639,125	445,626
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	162,096	394,174
Credit Cards Payable	88,755	97,921
Deferred Compensation	30,000	30,000
Accrued Payroll	26,570	-
Other Current Liabilities	142,056	99,971
Deferred Revenue	5,930	-
Accrued Interest	413,541	332,640
Provision for Bad Debts	50,000	-
Short Term Loan Payable	323,582	79,446
Other Liabilities	-	1,542
Total Current Liabilities	1,242,530	1,035,694
Long-term Liabilities		
Convertible Notes		
Loan Payable	340,163	357,963
Convertible Notes Payable	1,172,500	1,172,500
Total Long-Term Liabilities	1,512,663	1,530,463
TOTAL LIABILITIES	2,755,193	2,566,157
EQUITY		
Common Stock	1,278	1,201
Preferred Stock	1,012,134	1,012,134
Additional Paid in Capital	441,635	136,065
SAFE Obligations	682,371	512,771
Non-Controlling Interests	(27,490)	22,020
Accumulated Deficit	(4,225,996)	(3,804,722)
Total Equity	(2,116,068)	(2,120,531)
TOTAL LIABILITIES AND EQUITY	639,125	445,626

EnAct Systems Inc.
Consolidated Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	526,910	594,196
Cost of Sales	55,072	20,386
Gross Profit	471,838	573,810
Operating Expenses		
Wages	263,722	323,201
Rent and Lease	1,437	15,195
Legal and Professional fees	52,975	14,931
Office Expense	68,366	68,686
Technology Expense	15,612	17,000
Travel Expense	6,642	39,102
Advertising and Marketing	12,648	27,444
Outside Contractors	229,013	391,894
Bad Debt Expense	158,361	55,825
Depreciation	6,234	6,853
Amortization	30,000	-
Total Operating Expenses	845,010	960,131
Operating Income (loss)	(373,172)	(386,321)
Other Income	73,414	-
Total Other Income	73,414	-
Other Expense		
Interest Expense	171,026	169,226
Other	-	12,071
Total Other Expense	171,026	181,297
Net Income (loss)	(470,784)	(567,618)
Less: Loss Attributable to Non-Controlling Interests	49,509	57,650
Net Income (loss) Attributable to EnAct Systems Inc	(421,275)	(509,968)

EnAct Systems Inc.
Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(470,784)	(567,618)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation & Amortization	7,325	7,407
Accounts Payable	(232,078)	51,846
Accounts Receivable	76,890	2,158
Other Current Assets	(1,723)	8,761
Other Current Liabilities	438,914	(112,775)
Other	-	(10,487)
Amortization	30,000	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	319,328	(53,090)
Net Cash provided by (used in) Operating Activities	(151,456)	(620,708)
INVESTING ACTIVITIES		
Equipment	(931)	(1,684)
Net Cash provided by (used by) Investing Activities	(931)	(1,684)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	1,201
Issuances of Series Seed Preferred Stock	-	112,400
SAFE Note Issuances	169,600	362,771
Additional Paid In Capital	5,664	61,972
Share Issuances - Consolidated Entities	-	80,901
Payments on Debt	(17,800)	-
Net Cash provided by (used in) Financing Activities	157,464	619,244
Cash at the beginning of period	11,055	14,203
Net Cash increase (decrease) for period	5,077	(3,148)
Cash at end of period	16,132	11,055

EnAct Systems Inc.
Consolidated Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		SAFE Obligations					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	$ Amount	Non-controlling interests	APIC	APIC Consolidated Entities	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	1,434,715	1,145	654,147	899,734	150,000	79,670	-	1,380	(3,294,754)	(2,162,825)
Issuance of Common Stock	56,000	56	-	-	-	-	53,784	-	-	53,840
Additional Share Purchases of Consolidated Entity	-	-	-	-	-	-	68,273	-	-	68,273
Change In Hypothetical Book Value on Liquidation for Non-Controlling Interests	-	-	-	-	-	(57,650)	-	12,628	-	(45,022)
Stock Option Grant	48,137	-	-	-	-	-	-	-	-	-
Preferred Share Issuances	-	-	73,328	112,400	-	-	-	-	-	112,400
SAFE Note Issuance	-	-	-	-	362,771	-	-	-	-	362,771
Net Income (Loss)	-	-	-	-	-	-	-	-	(509,968)	(509,968)
Ending Balance 12/31/2019	1,538,852	1,201	727,475	1,012,134	512,771	22,020	122,057	14,008	(3,804,722)	(2,120,531)
Issuance of Common Stock	3,333	3	-	-	-	-	5,663	-	-	5,666
Change In Hypothetical Book Value on Liquidation for Non Controlling Interests	-	-	-	-	-	(49,509)	-	-	-	(49,509)
Stock Option Grant	39,387	-	-	-	-	-	-	-	-	-
Share Purchase Adjustment	-	-	-	-	-		(218)	-	-	(218)
Adara Asset Purchase	73,953	74	-	-	-	-	300,125	-	-	300,199
SAFE Note Issuance	-	-	-		169,600	-	-	-	-	169,600
Net Income (Loss)	-		-	-	-	-	-	-	(421,275)	(421,275)
Ending Balance 12/31/2020	1,655,525	1,278	727,475	1,012,134	682,371	(27,490)	427,627	14,008	(4,225,996)	(2,116,068)

Enact Systems, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EnAct Systems, Inc ("the Company") was formed in Delaware on March 23rd, 2018. The Company earns revenue by providing a single business platform for solar project management to include the design, financing, installation management, and asset management. The Company's headquarters is in Pleasanton, California. The Company's customers are in the United States and India.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements include the accounts of Enact Systems Software India Private Limited an 83.5% owned subsidiary. All significant intercompany accounts and transactions have been eliminated for consolidation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a subscription service to its proprietary software platform (two products ENVISION and ENGAGE) to solar and energy storage installers, developers, and related professionals in the renewable industry. The Company invoices monthly prior to actual use on an accrual basis. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be monthly (credit card subscriber) to twelve month (contract clients) and revenue is recognized over the life of the subscription as performance obligations are satisfied. Some clients pay upfront setup fees in addition to monthly recurring subscription fees, and these are also recorded as such.

The Company also generates revenues by offering design and consulting services to solar and energy storage residential or commercial customers (marketed on ENGAGE.Solar brand for residential customers), who are seeking a design and procurement solution advise from ENACT and an installation service from installers, developers, and related professionals in the renewable industry, organized by ENACT. The Company invoices based on contracts signed and milestones on service delivery (so revenue is recognized either upfront or on completion of such services).

	2019	**2020**
Subscription Revenue	$489,772	$469,555
ENGAGE.solar Revenue	104,339	57,306
Total	**$594,111**	**$526,861**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Intangible Assets – Acquired intellectual property

In 2020, the Company acquired intellectual property from Adara Power with the aim of increasing energy storage capabilities in the Company's platform. The Company acquired the asset in exchange for 73,953 shares of common stock. The cost recognized on the balance sheet was determined to be the fair value of the asset acquired which was more easily determinable than the shares issued due to the lack of a viable market for our shares. The fair value was determined by using the 5 year discounted cashflows from the acquired assets totaling approximately $300k The Company is amortizing the cost of the intellectual property acquired over 10 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is

more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Summary of Stock Grants	**Total Options**	**Weighted Average Exercise Price**
Total Options Outstanding, January 1, 2019	**281,700**	**$1.33**
Granted	122,000	$1.32
Exercised	-	
Expired/Cancelled	(7,000)	
Total Options Outstanding, December 31, 2019	**396,700**	**$1.46**
Granted	86,250	$1.34
Exercised	-	
Expired/Cancelled	(24,000)	
Total Options Outstanding, December 31, 2020	458,000	$1.19
Options Exercisable, December 31, 2020	331,166	

Nonvested Options	**Nonvested Options**	**Weighted Average Fair Value**
Nonvested options, January 1, 2019	**98,229**	**$1.32**
Granted	122,000	$1.32
Vested	(77,114)	
Forfeited	(7,000)	
Nonvested options, December 31, 2019	**136,115**	**$1.69**
Granted	86,250	$1.34
Vested	(70,581)	
Forfeited	(24,000)	
Nonvested options, December 31, 2020	**127,784**	**$1.54**

Summary of Share-based Compensation Arrangements	**2019**	**2020**
Restricted Stock Units	94,000	94,000
Restricted Stock Granted During the Period	-	-
Vested	94,000	94,000
Total Cumulative Restricted Shares Granted for Compensation	94,000	94,000
Ending Shares Remaining to Vest	-	-
Weighted-average Grant Date Fair Value of Shares Vested	$0.57	$0.57
Average Grant Date Fair Value of Shares Granted	$1.00	$1.00

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company had outstanding loans payable of approximately $4,600 for services performed by an owner's company. The balance accrues interest at 15% and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations, of which $1.172M are outstanding. The interest on the notes were 7% and note maturity date for March 31, 2017, following which conversion is voluntary (several note holders converted to Preferred Equity in March 2018). The amounts are convertible to equity at discount and cap of $5M/$6M. Payment is required if demanded by the holder at maturity. The Company continued to accrue interest (convertible to equity) as of 2020 related to these notes.

SAFE Notes - Simple Agreements for Future Equity (SAFE) - During the periods ending Nov 1, 2019 and July 31, 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 0% to 10% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were between $9.5M and 15M.

In April 2018 to Dec 2019, the Company entered into a loan agreement with specific seed investors got $5-10k loans each, with an interest rate of 15% and a maturity date that is extendable (unsecured). One such loan is also with Forgeahead (investor & Software resource vendor), where the balance is $267,500 and interest is 6%. Another loan is with NB Ventures, lead investor for Series Seed who provided a $225k working capital line with interest of 15%.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	1,707,196
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 3,402,018 of common shares with a par value of $0.001 per share. 1,538,852 and 1,655,525 shares were issued and outstanding as of 2019 and 2020, respectively.

The Company has authorized 2,026,166 of preferred shares with a par value of $0.001 per share. 727,475 shares were issued and outstanding as of 2019 and 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders have 1 vote for every common share they could own if converted. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

The Company recognizes the non-controlling interests of outside owners of our consolidated entities using the hypothetical liquidation at book value approach.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 5, 2021, the date these financial statements were available to be issued.

The Company issued $215k in SAFE notes with a valuation cap of $15M and a 10% discount.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these

consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Enact Systems

Software Platform for Solar and Storage


enACT
Powerflow
Solar Generation

Website | Pleasanton, CA | CLEAN TECHNOLOGY

$0.00 raised

0 Investors	$23M Valuation
$9.65 Price per Share	$241.25 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

ENACT SYSTEMS Inc. is a leading cloud platform for the Solar and Energy storage industry. The Core ENVISION platform powers complete business operations for thousands of professionals including developers, installations providers and OEMs, digitizing project development and customer asset services. ENACT is headquartered in the San Francisco Bay Area, with team members in multiple countries.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Generated $3.5M+ revenue already without a large institutional raise and have some of the largest global solar industry players as customers already
- Onsite solar and energy storage (projects on buildings and homes) is already a $10B/year industry in the US market, and $100B+ per year globally
- Innovative, high-margin business model : both installer and customer revenues, make it a very powerful SaaS-driven marketplace with a CLTV to CAC ratio >5. They have seen similar platforms in other industries do extremely well once they reach critical scale

OVERVIEW

A new approach to solar energy


One of the leading cloud software for the solar and energy storage industry
Powerflow
Solar Generation

ENACT offers an interesting investment opportunity: we bring the power of data and business automation in a specific vertical integration (renewable energy), which although a massive industry, operates in a fragmented way globally. We believe ENACT's platform has the potential to create huge value for all stakeholders in the industry, leveraging its end-to-end focus and reliance on data analytics.

THE PROBLEM

It’s hard for customers to switch to solar powered electricity


Customers typically experience a difficult purchase cycle

Onsite solar and energy storage - i.e. projects on buildings and homes - is already a $10B/year industry in the US market, and $100B+ per year globally. Yet over 50% of the total installed price of a typical US project is soft costs, made up of installation labor, financing, services and operations. While such projects generate huge savings and sustainable electricity, it’s a complex transition for customers that can and should be simplified for the sector to scale. Customers have a difficult purchase cycle as they are largely unable to compare options for providers, understand their true cost benefit of switching to solar, and often times don’t have the tools to measure their ROI in financial terms.

This dilemma leads consumers to pick from multiple bids without full deal transparency and no assurance of outcome. Their ownership experience can suffer as well since many consumers run the risk of making an ill-informed decision when choosing providers. Installation Providers are largely small to medium-sized businesses today with a challenging business due to the nascent stage of the industry. Every solar and/or energy storage system sources from multiple vendors, involves complex design, requiring local approval (city, utility), and combining multiple skill sets. Needless to say, installers struggle to scale without technology & process.

And after the installation, it’s very difficult for the average customer to track financial benefits in real-time such as adjusting for rates, usage and performance Until now. ENACT SYSTEMS is changing all that.

We use data to improve the customer's experience


Solar PV Analysis
Revenue Streams
Installer recurring subscriptions
Engage APP subscriptions
Platform origination services

We launched ENACT SYSTEMS to leverage software and data to transform the end-customer's experience for solar and energy storage. We also aim to empower installers with business productivity tools powered by data analytics, therefore lessening the soft-cost problem with an end-to-end platform. ENACT is emerging as one of the leading industry platforms for this growing Distributed Solar and Storage projects globally. ENACT's platform offers two products, addressing both sides: End-customers (Engage) and Installers (Envision). Envision is focused on automating project design, contracts and deployment, while Engage is focused on improving customer engagement, starting with their first contact all the way to a lifetime of ownership with full transparency on outcomes.


Engage
Improves engagement throughout the customer lifecycle
Key Features
Solar and storage power-flows
Utility bill savings
Performance analytics
Customer engagement


Envision
Automates project design, contracts and deployment
Key Features
Remote design via satellite images
Detailed proposals
Pricing and energy analytics
Seamless project management

ENACT's Cloud Software and Analytics platform simplifies the solar transition for homes and businesses. It also provides an independent 'single source of truth' for the entire Asset Lifecycle of a project, catering to needs for all stakeholders including Installers. ENACT's new direct-to-consumer services offering - launched only in California - allows home-owners to schedule live design services as well as procurement support for their solar and storage needs. ENACT's Energy Services team has also worked with top US Corporate clients like REITS, Industrial Manufacturing and Data center clients on supporting their solar transition.

From a business model perspective, ENACT has successfully monetized 3 sources of revenue, all with 90%+ gross margin. ENACT's primary revenue source has been recurring subscription revenue from installers and developers using the platform in the US and internationally, with customers paying $5k to $50k per year for the subscription. ENACT's second recurring revenue is from end-customers that manage solar and storage assets using the ENGAGE App, with customers paying $150 to $5000 per year, based on size and type of project. The third source of revenue for ENACT is for platform origination services for both residential and commercial customers.

OUR TRACTION

Proven Performance


$3.5 million
Cumulative revenue from B2B subscriptions and transactions
$1.5 billion
Worth of projects processed on our platform annually

ENACT has proven its legitimacy by generating over $3.5 million in cumulative revenue, with B2B subscription and transaction revenue on the platform. ENACT's platform processes over $1.5 billion worth of projects annually, with more than 1000 users in over 20 countries. Specifically, ENACT has found immediate success in the US market and is also establishing ourselves well in 20+ countries including UAE, South Africa, SE Asia and India. Some of our more notable customers are leading global developers such as Black and Veatch, Mahindra Susten, OEMs like Jinko Solar, distributors like CED Greentech and Rubicon, REITs like Pebblebrook, and Corporates like JLL as well as the thousands of homeowners who use our platform already. We have also benefited greatly from press mentions on notable sites like Bloomberg, Yahoo, PV Magazine and Climatebase.

Notable customers

BLACK & VEATCH | JLL | RUBICON

In the press

Bloomberg | yahoo! | CLIMATEBASE

THE MARKET

An all-in-one service


$5B
Global market size in 2021 ($1B generated in the US alone)
63%
2019-23 CAGR for the Distributed Solar and Energy Storage Market
$5T
In distributed solar and energy storage projects globally in the next 2 decades

The global Serviceable Addressable Market that ENACT is in generated $5 billion per year globally in 2021, of which almost $1 billion was generated in the US alone. The End-customer services for Energy and Asset Management drive the primary growth of the market, followed by revenue from installers who seek improved business productivity tools as well as origination services for new deals. The Distributed Solar and Energy Storage market is expected to grow at a CAGR of 63% during 2019-2023. Bloomberg New Energy forecasts over $5 trillion in new distributed solar and energy storage projects globally in the next two decades.

The ENACT ENVISION SaaS Product for new project development by installers and project Developers uses digital imaging-based visualization and data-processing for remote design, energy usage and utility rate analysis. It also combines with pricing, bill-of-materials, and financing analysis, leading to accurate and transparent sales proposals and contracts. ENVISION integrates powerful workflow automation and decision-based analytics as well for tracking resources and timelines.

The ENACT ENGAGE SaaS Product focused on purchase and management of existing assets by homeowners and fleet owners. It's available as an App now on IOS and Android stores. ENGAGE integrates through Cloud APIs to physical hardware that's deployed on customer locations. It processes live IOT feeds to visualize overall asset performance and financial return on investment, as well as verification on financial projections. ENGAGE also visualizes live power flows and asset operations, alerting customers on performance issues, predicting future savings and enabling live customer support.

WHY INVEST

We're designed to grow with the industry


$3.5M+
Generated revenue
$10B
US market size
5+
CLTV to CAC ratio

With the global climate crisis at hand, we are seeing an unprecedented shift to clean energy sources. ENACT's platform is designed to support this massive transition, leveraging its business automation capabilities and data-analytics, creating huge value for all stakeholders. Our revenue growth numbers have already proven our platform's legitimacy, and with proper backing, we can scale our unique model to take a large chunk of this growing market. Help ENACT become the leader in solar and renewable energy management and become a shareholder today.

May 2015

Seed Formation round

ENACT SYSTEMS, the leading end-to-end solar software for distributed energy, announced that it has now closed its seed round of financing of over $1M.

Jan 2016

Grant funding from the US Department of Energy

ENACT was been awarded two grants from the U.S. Department of Energy (DOE) add up to $1.64 million.

Nov 2017

Middle East launch

ENACT signed MOU Agreement with Dubai Electricity and Water Authority for ENACT Solar Asset Management Platform.

March 2018

Series Seed Preferred Financing

ENACT Raised it's first priced round of financing of $1.4M in March 2018, led by NB Ventures

Feb 2020

ENACT SYSTEMS Acquires ADARA Power

ENACT announced an acquisition of ADARA POWER, to expand capabilities for energy storage and smart energy management

October 2021

Launched on StartEngine

Now YOU can own a part of our company!

Nov 2021

Launch of 3D Design Capabilities on ENVISION

ENACT ENVISION now allows new level of design and shading assessment capabilities

In the Press

SOLAR BUILDER · Solar Power World · PEi POWER ENGINEERING INTERNATIONAL · si100 2016 TOP 100 TECH COMPANIES FOUNDED AND MANAGED BY INDIANS IN THE U.S. · pv magazine

SHOW MORE

Meet Our Team



Deep Chakraborty

CEO

Prior to ENACT, Deep was CEO of Centrosolar's North American photovoltaic systems business (Germany-listed public company), where he pioneered a unique business model for sales, financing and distribution of complete, packaged PV-systems

Deep started his career in the automotive industry at DaimlerChrysler USA, where he held positions of increasing responsibility in Product Engineering. Thereafter Deep led Project Management for Roland Berger Strategy Consultants at their headquarters in Munich, Germany, focusing on growth strategy, due diligence and financial re-structuring for large automotive clients.

Deep has a Mechanical Engineering degree from IIT Kharagpur, India, Master's degree in Engineering from Penn State University, and an MBA from University of Michigan, Ann Arbor.



Ashish Shah

Head of Engineering

Ashish has a 20-year track-record of developing software products and platforms, starting with Trilogy in Austin Texas followed by a long stint at Forgeahead Solutions, a technology services company he founded over two decades ago. At ENACT, Ashish is responsible for the platform engineering and software release process as well as technology strategy decisions that impact new product development.

Ashish has a Bachelors Degree in Computer Engineering from Maharashtra Institute of Technology, Pune, India and Masters Degree in Computer Science from University of Houston, Texas.



Manasij Kar

Co Founder

Manasij is an experienced Business leader with over 20 years of experience in the areas of Solar PV and Software Systems. Prior to co-founding Enact Systems, Manasij led the India

Sales for behalf of Q-Cells SE (now Hanwha Q-Cells), Germany, where he led sales of PV Components, launched Thin Film Modules, established Channel Partners in India, and setup a Centre of Excellence (COE) for PV Systems Engineering for South East Asia/Middle East region.

Outside of the PV Industry, Manasij has worked with major IT Consulting organizations, including PwC, i2, Digital Harbor etc, to lead Supply Chain & Digital Transformation Projects in Fortune 500 companies worldwide.

Manasij has a B.Tech degree from IIT Kharagpur, India, and an MBA from University of Cambridge, U.K.



Mark Chapman

Head of Energy Services

Mark has 10+ years of sales and customer service experience in the US Solar industry. He started his career at RGS Energy / Real Goods Solar focus on residential and commercial projects, and had positions of increasing responsibility at Sunpower and Admirals Bank and joined ENACT 4+ years ago, to lead the company's sales and services expansion in the US market. Mark is a NABCEP-certified solar professional and also has a Bachelor's degree in Environmental Studies and Renewable Energy from the University of Redlands, California.



Piyush Sharma

Head of Product (ENGAGE)

Piyush has 15+ years of experience in the Automotive, Manufacturing and Renewable Energy industries, and heads the ENGAGE Product Management role at ENACT for the last 3.5+ years. Piyush started his career at large automotive companies like Tata Motors and Hindustan Motors, thereafter moving to Operations Consulting at PriceWaterHouse Coopers, before joining Suzlon Energy at their Corporate Strategy group and later heading their digital transformation team, before joining ENACT. Piyush has a Bachelors degree in Mechanical Engineering from SGS Institute of Technology and Science, India and an MBA (PGDM) from IIM Kolkata, India



Abhinav Bal

Head of Product Management (ENVISION)

Abhinav has 10+ years of experience in the software product management and product development area and heads the ENVISION Product at ENACT since it's very first launch. Abhinav started his career at Tektronix focusing on Design and Product Development for the instrumentation industry and patented a new methodology for switching devices. Abhinav has a Bachelors and Masters degree in Electrical Engineering from the Indian Institute of Technology, Kharagpur, India



Shelly Cornelius

Marketing Manager

Shelly has 2+ years of experience in the Marketing space, and leads all digital content and brand marketing efforts at ENACT since January 2021. Shelly has a Bachelors degree in Digital Communication and Media and a Masters degree in Marketing Intelligence the University of San Francisco, California



Vince Bitz

Customer Success Manager

Vincent has 10+ years of experience in the Customer Service and Engagement function at various companies, with 8+ years at Pacific Gas and Electric, the nation's largest electrical utility as well as few years at Clearway Energy, a leading Solar developer, before joining ENACT in February 2021 where he leads the Customer Success activities for US-based clients. Vincent has a Bachelor's degree in Arts, Psychology, from the University of California, San Diego.



Marco Casalegno

Senior Energy Advisor

Marco has 10+ years of renewable energy industry experience focusing on residential and commercial project sales, operations and related services. Marco started his renewables career at Solar City, now TESLA focusing on interconnection of commercial solar and storage projects. He worked at Account Management at Civic Solar and Sales and Customer Service leadership roles at Canadian Solar, before joining ENACT SYSTEMS in 2021. Marco has a Bachelors degree in Business and Economics from Università degli Studi di Torino, Certificate in Renewable Energy from Stanford University and NABCEP Certification in Solar Design.



Rohit Maurya

Customer Success Manager

Rohit has 10+ years of experience in the Customer Success and services sector, focusing primarily on healthcare clients, with most of the years at United Healthcare group. At ENACT Rohit focuses on global customer success for ENACT ENVISION clients, leading customer training and webinars and user support in 23+ country markets. Rohit has a Bachelors degree in Mechanical Engineering from KDK College of Engineering, India



Arideep Halder

Senior Manager, Energy Services

Arideep has 7+ years of renewable energy experience focusing on solar project development as well as policy and energy consulting roles fir GIZ India, EWX and other firms before joining ENACT SYSTEMS in 2018. At ENACT, Arideep focuses on Energy Services for the US and international clients, as well as manages ENACT's electric tariff databases globally. Arideep has a Bachelors degree in Mechanical Engineering from Haldia Institute of Technology and Masters degree in Renewable Energy from TERI School of Advanced Studies

Offering Summary

Company	:	ENACT Systems Inc.
Corporate Address	:	6200 Stoneridge Mall Road Ste 300, Pleasanton, CA 94588
Offering Minimum	:	$9,997.40
Offering Maximum	:	$999,990.90
Minimum Investment Amount (per investor)	:	$241.25

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	1,036
Maximum Number of Shares Offered	:	103,626
Price per Share	:	$9.65
Pre-Money Valuation	:	$22,995,950.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-based Perks

Extremely Early Bird - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird - Next 7 days | 5% bonus shares

Amount based Perks

$1,000+

Receive 5% bonus shares

$2,500+

Receive 10% bonus shares and Free ENGAGE App for 5 years

$5,000+

Receive 10% bonus shares, Free ENGAGE App for 5 years, and a $250 discount for solar and/or storage purchase

$10,000+

Receive 15% bonus shares, Free ENGAGE App for 5 years, and a $500 discount for solar and/or storage purchase

Note: ENGAGE App and discounts only for US states

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

ENACT will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.65 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $965. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script :

Shelly: Solar energy is one of our best technologies for fighting climate change, but we believe the process for consumers to buy solutions from providers, for their homes or buildings, is complex, time-intensive, and expensive, radically slowing adoption of this technology when we're already out of time.

The industry is fragmented, requiring the coordination of multiple vendors to design custom solar solutions, finance such projects, install the systems, and then ensure that these systems perform well. This causes serious delays and soft costs, slowing adoption.

Plus, our experience shows that most consumers receive multiple offers with little to no pricing transparency or any way to verify the actual savings they'll receive as a result of their transition to solar or adding storage.

That changes today.

Deep: Welcome to an all-in-one end-to-end software platform that supports solar installers and customers.

Our technology includes our software ENVISION and ENGAGE.

ENVISION is total project management, all in one place. It enables installers to speed up sales by offering remote design via satellite images, generates engaging proposals with detailed pricing and energy analytics.

And ENGAGE, for solar and storage end-users such as homeowners or businesses, is one of the first platforms of its kind that actually verifies US$ savings on utility bills LIVE, due to solar and storage performance, tracking ROI for their entire ownership lifecycle

Which means buyers get concrete and tangible numbers about what they can save up front and see the dollar savings in real time—a game changer for this industry.

Enact's Integrated Customer Service team now directly engages with corporate and residential end-customers to enable their clean energy transition and asset ownership, in select markets. Removing one of the final major barriers to solar adoption.

Deep: Best of all, it's working. Our proven track record has over $3.5M in cumulative revenue since its launch in 2016. Since September 2020, ENACT's platform has processed over $1.5BN worth of projects ,with 1000+ users in 20+ countries, with the US as our lead market.

Years of research have enabled us to deliver pure, clean energy with software that makes going solar more seamless and transparent than ever before.

Deep: With a deep bench of professionals in the solar energy industry and technology product development space, we are ready to power the future of clean energy.

All that's missing is you! Join us today by investing in Enact Systems on StartEngine.

Social Ads

Save Money

Invest in a company that will help bring real-time energy savings data to solar technology.

ENACT has created the first ever end-to-end software platform for this industry that provides buyers with an up front, detailed analytics empowering you to know what you will save, and then measure it live

Click now to invest and join us in our mission to make solar more transparent and understandable by all.

Altruistic

Extreme weather events like heat waves, droughts, cyclones, blizzards and rainstorms? Invest in your chance to help stop it.

ENACT is home to an all-in-one end-to-end software that supports both the solar and storage installers and the end-customers.

Become an investor to help reverse the harmful effects of Global Warming. Visit startengine.com/ENACT.

Make Money

Invest in a company taking America's solar technology to an entirely new level.

With the first company in the market to design a platform that serves both installers and end-customers, Enact streamlines a fragmented industry by processing over 1.5billion dollars of projects a year.

Invest now to get involved with the future of clean energy. Visit startengine.com/ENACT

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Platform Compensation

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